This Amendment No. 1 to the People's Bank Current Report on Form 8-K (Date of Report: April 15, 1999) (the "Report") is being filed solely for the purpose of amending Exhibit 20 to the Report. Specifically, this Amendment No. 1 amends the footnote appearing at the end of Section 10 of the People's Bank Credit Card Master Trust Monthly Servicer's Report for each of Series 1995-1 and 1996-1, and at the end of Section 11 of the People's Bank Credit Card Master Trust Monthly Servicer's Report for each of Series 1997-1, 1997-2, and 1998-1, to read, in its entirety, as follows:

(1) During the fourth quarter of 1998, People's Bank modified its methodology for charging off delinquent credit card receivables. The Bank will now charge-off as a loan loss credit card receivables in the month in which the receivable becomes 181 days past due. The prior practice had been to charge-off delinquent receivables between the 210th through the 240th day of delinquency. For the People's Bank Credit Card Master Trust (the "Trust"), this modification will result in approximately $17 million of additional Defaulted Receivables and a corresponding decrease in delinquent Receivables (based on the level of delinquent Receivables 181 days past due on December 31, 1998). For operational purposes, this change will be phased-in over a period of up to 12 months which commenced with the January 1999 Monthly Period. Investors should note that for People's Bank's financial reporting purposes, the entire amount of additional charge-offs was recognized during the fourth quarter of 1998.

For the March 1999 Monthly Period, the additional Defaulted Receivables resulting from this change of methodology are $3,109,125.84 or 1.26%.